UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 11)*

Under the Securities Exchange Act of 1934

PS Business Parks, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

69360J107

(CUSIP Number)

Nathaniel A. Vitan

Senior Vice President, Chief Legal Officer and Corporate Secretary

Public Storage

701 Western Avenue

Glendale, California 91201-2349

(818) 244-8080

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON: Public Storage
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: WC/OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0 Shares
	8.	SHARED VOTING POWER: 0 Shares
	9.	SOLE DISPOSITIVE POWER: 0 Shares
	10.	SHARED DISPOSITIVE POWER: 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON: CO

This Amendment No. 11 (“Amendment No. 11”) amends the Statement on Schedule 13D, dated November 16, 1995, as previously amended (the “Schedule 13D”), previously filed by Public Storage, Inc. (which is now named Public Storage). Capitalized terms not defined herein have the meanings set forth in the Schedule 13D.

This Amendment No. 11 constitutes an exit filing of Public Storage with respect to the shares of common stock of the Issuer (“Shares”) previously reported as held by Public Storage.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

As described in Item 4 below, as a result of the consummation of the Mergers (as defined below), Public Storage ceased to beneficially own any Shares.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

On July 20, 2022, pursuant to the terms of the Agreement and Plan of Merger, dated as of April 24, 2022 (“Merger Agreement”), among the Issuer, Sequoia Parent LP, a Delaware limited partnership (“Parent”), Sequoia Merger Sub I LLC, a Maryland limited liability company (“Merger Sub I”), Sequoia Merger Sub II LLC, a Maryland limited liability company (“Merger Sub II”), and PS Business Parks, L.P., a California limited partnership (the “Partnership”), (i) Merger Sub II merged with and into the Partnership (as converted into a Maryland limited partnership pursuant to the terms of the Merger Agreement) (the “Partnership Merger”), with the Partnership being the surviving entity and (ii) immediately following the Partnership Merger, Merger Sub I merged with and into the Issuer, with the Issuer being the surviving entity (the “Issuer Merger”, together with the Partnership Merger, the “Mergers”). Pursuant to the terms and conditions of the Merger Agreement, (i) at the effective time of the Partnership Merger (the “Partnership Merger Effective Time”), the common units of partnership interest of the Partnership (“OP Units”) outstanding immediately prior to the Partnership Merger Effective Time (other than any OP Units held by Parent, Merger Sub II, the Issuer or any of their respective wholly-owned subsidiaries) were converted into the right to receive an amount in cash equal to $187.50 per unit without interest and (ii) at the effective time of the Issuer Merger (the “Issuer Merger Effective Time”), the Shares outstanding immediately prior to the Issuer Merger Effective Time (other than Shares held by Parent or Merger Sub I or any wholly-owned subsidiary of Parent, the Issuer, or Merger Sub I) were converted into the right to receive an amount in cash equal to $187.50 per share without interest.

On July 20, 2022, pursuant to the terms of the Merger Agreement, each Share and each OP Unit owned by Public Storage was converted into the right to receive $187.50 in cash without interest.

As a result of the consummation of the transactions contemplated by the Merger Agreement, as of July 20, 2022, Public Storage no longer beneficially owns any Shares or OP Units.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) As of July 20, 2022, pursuant to the Merger Agreement, each Share and each OP Unit owned by Public Storage was converted into the right to receive $187.50 in cash without interest. Accordingly, Public Storage no longer beneficially owns any Shares or OP Units.

(c) Except as disclosed in this Item 5, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by Public Storage.

(d) Not applicable.

(e) As of July 20, 2022, the transactions contemplated by the Merger Agreement were consummated and resulted in Public Storage ceasing to beneficially own Shares or OP Units.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Items 4 and 5 of this Amendment No. 11 is hereby incorporated by reference into this Item 6.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 21, 2022	PUBLIC STORAGE

By:
/s/ Nathaniel A. Vitan
Name: Nathaniel A. Vitan
Title: Senior Vice President, Chief Legal Officer and Corporate Secretary

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